Valley Financial Corporation▲

_____

FOR RELEASE 8:30 a.m. April 25, 2014

VALLEY FINANCIAL CORPORATION
36 Church Avenue, S.W.
Roanoke, Virginia 24011

For Further Information Contact:

Ellis L. Gutshall, President and Chief Executive Officer
Kimberly B. Snyder, Executive Vice President and Chief Financial Officer
 (540) 342-2265


**VALLEY FINANCIAL CORPORATION REPORTS
FIRST QUARTER 2014 FINANCIAL RESULTS**


ROANOKE, VIRGINIA (**April 25, 2014**) -- Valley Financial Corporation (NASDAQ Capital Market-VYFC) announced today its consolidated financial results for the first quarter of 2014 and reported net income available to common shareholders for the three months ended March 31, 2014 of $1,516,000, a 3% increase as compared to $1,466,000 for the prior year's first quarter. Diluted earnings per share also increased 3% to $0.31 as compared to $0.30 for the first quarter of 2013. The Company's earnings for the three months ended March 31, 2014 produced an annualized return on average total assets of 0.73% and an annualized return on average shareholder's equity of 11.24% as compared to 0.89% and 10.74% for the prior year's quarter. In comparison to the linked quarter, net income available to common shareholders increased $273,000 or 22.0% while diluted earnings per share increased $0.06 or 24.0%.

Select highlights:
- Net income to common shareholders of $1,516,000 and $0.31 per diluted share, producing a return on average total assets of 0.73% and annualized return on average shareholder's equity of 11.24%.
- Tax-equivalent net interest income of $7,007,000, a $349,000 or 5% increase over the prior year's quarter.
- Due to the Company's full redemption of TARP during 2013, preferred dividends paid were $0 for the first quarter of 2014 as compared to $227,000 during the same period last year.
- Nonperforming assets ("NPAs") decreased $968,000, from $26,292,000 at December 31, 2013 to $25,324,000 at March 31, 2014. This resulted in a 27 basis point reduction in the Company's NPAs as a percentage of total assets, from 3.19% at December 31, 2013 to 2.92% at March 31, 2014.
- The Company's Allowance for Loan and Lease Losses ("ALLL") to total loans decreased from 1.26% at December 31, 2013 to 1.10% at March 31, 2014. The reduction in the ALLL is primarily attributable to the charge-off of specific reserves that were previously reserved on our impaired loans and improving credit quality metrics.
- Loan demand continued to improve with an increase in average loans outstanding of $28,710,000 or 5% from the same period last year and $16,139,000 in comparison to the linked quarter, putting us on track for an 11% annualized loan growth rate for 2014.

Additionally, the Company announced today that its Board of Directors declared a quarterly cash dividend of $0.04 per share, payable on June 2, 2014 to its common shareholders of record on May 15, 2014. The amount and declaration of future cash dividends are subject to Board of Director's approval.

"Valley Financial Corporation delivered another strong quarter of financial results for our shareholders driven by strong net interest income growth, strong loan growth, continued asset quality improvement, and the absence of preferred dividends due to the Company's full redemption of TARP that occurred in 2013." said Ellis L. Gutshall, President and Chief Executive Officer. *"While income earned from our mortgage line of business has declined due to increased mortgage rates, Valley Wealth Management Services, our brokerage line of business, continues to deliver stellar and consistent performance. We are also pleased with the 16% decline in noninterest expenses as compared to the linked quarter and the 4% increase as compared to the prior year. 2014 is off to a great start and as we look ahead, we are most excited about our progress in reducing our foreclosed asset portfolio which we expect to be reflected in our second quarter results."*

CAPITAL LEVELS STRONG
Valley Financial Corporation's capital levels remain well above the regulatory well-capitalized ratios. Tier 1 risk-based and total risk-based capital ratios were 11.3% and 14.1%, respectively, at March 31, 2014, a decline as compared to 13.4% and 14.6% reported at March 31, 2013. The Company's tier 1 leverage ratio was 8.5% at March 31, 2014 in comparison to 10.4% at March 31, 2013. *"The Company's redemption of $12.8 million of preferred stock during the previous 12-month period contributed to the decline in regulatory capital ratios at March 31, 2014 as compared to March 31, 2013."* Gutshall stated.

ASSET QUALITY/LOAN LOSS PROVISION
During the first quarter, the Company continued to reduce the levels of impaired loans, past due loans and nonperforming assets. Net charge-offs increased from the same quarter last year due to the charge-off of loans specifically reserved for in prior periods. These charge-offs impacted our historical loss analysis resulting in an increased provision expense for the period.

Nonperforming Assets
The Company's nonperforming assets decreased 4% or $968,000, from $26,292,000 at December 31, 2013 to $25,324,000 at March 31, 2014 resulting in a reduction in the nonperforming assets to total assets ratio of 27 basis points to 2.92% as compared to 3.19% at December 31, 2013. The following table shows a summary of asset quality balances and related ratios for the three-month periods presented (dollars in thousands):

In thousands	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Nonaccrual loans	$ 2,324	$ 3,665	$ 4,171	$ 5,414	$ 8,582
Loans past due 90 days or more and still accruing	349	0	0	0	0
Performing restructured loans	2,885	2,922	2,923	2,923	2,924
Foreclosed assets	19,766	19,705	21,115	22,264	22,376
Total nonperforming assets	$ 25,324	$ 26,292	$ 28,209	$ 30,601	$ 33,882
Balances					
Allowance for loan losses	6,425	7,200	7,430	8,030	8,270
Loans, net of unearned income	584,757	570,360	557,790	552,924	545,876
Total assets	868,724	825,346	795,849	806,339	793,548
Ratios					
NPAs to total loans	4.33 %	4.61 %	5.06 %	5.53 %	6.21 %
NPAs to total assets	2.92 %	3.19 %	3.54 %	3.80 %	4.27 %
NPAs to total loans & foreclosed assets	4.19 %	4.46 %	4.87 %	5.32 %	5.96 %
ALL to nonaccrual loans	276.46 %	196.45 %	178.13 %	148.32 %	96.36 %

Nonaccruals

During the first quarter, the Company continued to reduce the levels of impaired loans, past due loans and nonperforming assets. Net charge-offs increased from the same quarter last year due to the charge-off of loans specifically reserved for in prior periods. These charge-offs impacted our historical loss analysis resulting in an increased provision expense for the period.

Nonperforming assets at March 31, 2014 included $2,324,000 in nonaccrual loans, a net decrease of $1,341,000 or 37% from the prior quarter and a net decrease of $6,258,000 or 73% from the prior year. The following table shows the activity in nonaccrual loans for the quarter ended (dollars in thousands):

	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Beginning Balance	$ 3,665	$ 4,171	$ 5,414	$ 8,582	$ 7,185
Net customer payments	(28)	(528)	(226)	(324)	(797)
Additions	0	64	397	491	3,904
Charge-offs	(1,313)	(42)	(173)	(3)	(7)
Loans returning to accruing status	0	0	0	(3,250)	(94)
Transfers to OREO	0	0	(1,241)	(82)	(1,609)
Ending Balance	$ 2,324	$ 3,665	$ 4,171	$ 5,414	$ 8,582

Foreclosed Assets

Nonperforming assets at March 31, 2014 also included $19,766,000 in foreclosed assets, a net increase of $61,000 or 0% from the prior quarter and a net decrease of $2,610,000 or 12% from the prior year. The following table shows the activity in foreclosed assets for the quarter ended (dollars in thousands):

		3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Beginning Balance	$	19,705 $	21,115 $	22,264 $	22,376 $	21,364
Additions		0	1	1,162	124	1,609
Capitalized improvements		101	104	426	248	15
Proceeds from sales		(40)	(1,045)	(2,345)	(261)	(633)
Valuation adjustments		0	(505)	(413)	(206)	0
Gains (losses) from sales		0	35	21	(17)	21
Ending Balance	$	19,766 $	19,705 $	21,115 $	22,264 $	22,376

We anticipate a significant reduction in our foreclosed asset portfolio during the second quarter of 2014 based upon the pending sale of the Ivy Market building to Carilion Clinic for a purchase price of $7.05 million which is equal to our carrying value as of March 31, 2014. Also in conjunction with this closing, we expect to move approximately $1.5 million in foreclosed asset balances to other assets based upon the present value of the tax incentive agreement associated with this property. Additionally, subsequent to quarter-end we sold a residential property held in foreclosed assets with a carrying value of $573,750 at a gain of approximately $23,000. On a proforma basis, these transactions, if they had been completed prior to March 31, 2014, would have brought our total foreclosed asset balance to $10.6 million, a reduction of $9.2 million or 46% from the actual March 31, 2014 ending balance.

Past Due Loans
At March 31, 2014, total accruing loans past due 30 - 89 days were $763,000 or 0.1% of total loans, a decrease from $3,612,000, or 0.7%, one year ago. In comparison to December 31, 2013, total accruing loans past due 30 - 89 days decreased $232,000. There was one loan past due greater than 90 days and accruing interest at March 31, 2014 totaling $349,000. The borrower has accepted a sales contract on the property securing this loan and we expect to receive payment of all principal and interest balances due upon the sale of the property which is currently scheduled for May 1, 2014.

On a proforma basis combining nonaccruals, accruing loans past due greater than 90 days, foreclosed assets and TDRs, these transactions, if they had been completed prior to March 31, 2014, would have reduced our total nonperforming assets to $15.9 million and our nonperforming assets to total assets ratio to approximately 1.83%.

Provision/Charge-offs
The Company recorded a $518,000 provision for loan losses during the first quarter of 2014, as compared to a provision of $195,000 for the same period last year. The Company recorded net charge-offs of $1,293,000 during the first quarter of 2014 as compared to net recoveries of $15,000 for the first quarter of 2013. The increase in charge-offs from the prior year related to loans that were previously considered impaired and specifically reserved for in prior periods.

Allowance for Loan Losses
The ratio of allowance for loan and lease losses as a percentage of total loans decreased from 1.51% at March 31, 2013 and 1.26% at December 31, 2013 to 1.10% at March 31, 2014. The decrease in the allowance and related ratios was primarily attributable to the charge-off of impaired loans specifically reserved for in prior periods and improving credit quality metrics.

Impaired loans have declined from $26,823,000 at March 31, 2013 and $19,906,000 at December 31, 2013 to $18,608,000 at March 31, 2014. The nonaccrual loan coverage ratio is at its highest level since 2006 at 276% at March 31, 2014, an increase from 96% from the same quarter last year and 196% at December 31, 2013. The current level of the allowance for loan losses reflects specific reserves related to impaired loans, current risk ratings on loans, net charge-off activity, loan growth, delinquency trends, and other credit risk factors that the Company considers in assessing the adequacy of the allowance for loan losses.

Troubled Debt Restructurings ("TDRs")
The total recorded investment in TDRs as of March 31, 2014 was $2,885,000, a decline of $37,000 from the $2,922,000 at December 31, 2013 and a $39,000 decline from the $2,924,000 at March 31, 2013. All TDRs were performing at March 31, 2014, December 31, 2013 and March 31, 2013.

BALANCE SHEET
At March 31, 2014, the Company's total assets were $868,724,000, total loans stood at $584,757,000, total deposits were $697,731,000 and total shareholders' equity was $52,329,000. Average loans for the first quarter of 2014 were $578,589,000, up $16,139,000 as compared to the fourth quarter of 2013, while average securities were $190,577,000, up $24,427,000 and average deposits were $674,958,000, down $15,120,000 as compared to the fourth quarter of 2013. Gutshall commented, *"We are encouraged by the high quality loan growth experienced during the first quarter and are optimistic about the strength of our loan pipeline moving into the second quarter. Our growth strategy is centered around attracting new commercial customers away from the large regional and "mega" banks in our market by showcasing our differentiating factors such as local decision making resulting in quick turnaround time combined with the 'unique customer experience' offered by Valley Bank."*

NET INTEREST INCOME

| | For the Three Months Ended | | | | | |
| | *Dollars in thousands* | | | | | |
	3/31/2014	12/31/2013	Change		3/31/2013	Change
Average interest-earning assets	$ 780,960	$ 752,034	$ 28,926		$ 707,159	$ 73,801
Interest income (FTE)	$ 8,105	$ 8,095	$ 10		$ 7,758	$ 347
Yield on interest-earning assets	4.21 %	4.27 %	(6) bps		4.45 %	(24) bps
Average interest-bearing liabilities	$ 686,921	$ 654,773	$ 32,148		$ 613,348	$ 73,573
Interest expense	$ 1,098	$ 1,134	$ (36)		$ 1,100	$ (2)
Cost of funds	0.57 %	0.60 %	(3) bps		0.64 %	(7) bps
Net Interest Income (FTE)	$ 7,007	$ 6,961	$ 46		$ 6,658	$ 349
Net Interest Margin (FTE)	3.64 %	3.67 %	(3) bps		3.82 %	(18) bps

On a linked quarter basis, tax-equivalent net interest income was $7,007,000, an increase of $46,000 or 0.7% when compared to fourth quarter of 2013. The tax-equivalent net interest margin, at 3.64% decreased 3 basis points from the 3.67% in the prior quarter due to a steeper decline in our earning asset yields (6 basis points) as compared to the decline in our cost of funds (3 basis points). Gutshall commented, *"We have methodically and aggressively reduced the interest rates on our interest-bearing liabilities during the past three years while successfully holding the decline in yield on earning assets to marginal reductions, resulting in increased net interest income and an expanding margin during this time period. We believe we have limited ability to reduce our cost of funds significantly beyond current levels and as such anticipate some additional net interest margin compression as we execute our growth strategy in this current interest rate environment."*

For the three months ended March 31, 2014, tax-equivalent net interest income increased $349,000, or 5%, when compared to the same period last year. The tax-equivalent net interest margin, at 3.64%, decreased 18 basis points from the 3.82% in the prior year. As anticipated, the decline in net interest margin was primarily due to asset yield compression (24 basis point reduction) which outpaced our cost of funds reduction (7 basis point reduction) for the first quarter 2014 as compared to the prior year. The subordinated note issued on October 15, 2013 increased our cost of funds by 7 basis points for the first quarter of 2014 as compared to the same period last year. Lower earning asset interest income was principally due to lower yields on loans as new and renewed loans were originated and repriced at lower rates and cash flows from securities investments reinvested at lower yields.

NONINTEREST INCOME

| | For the Three Months Ended | | | | | | |
| | Dollars in thousands | | | | | | |
	3/31/2014	12/31/2013	$	%	3/31/2013	$	%
Noninterest income:							
Service charges on deposit accounts	452	475	(23)	(4.8)%	415	37	8.9 %
Mortgage fee income	92	100	(8)	(8.0)%	183	(91)	(49.7)%
Brokerage fee income, net	247	282	(35)	(12.4)%	240	7	2.9 %
Bank owned life insurance income	165	167	(2)	(1.2)%	165	0	— %
Realized gain on sale of securities	7	(38)	45	(118.4)%	68	(61)	(89.7)%
Other income	112	160	(48)	(30.0)%	79	33	41.8 %
Total noninterest income	1,075	1,146	(71)	(6.2)%	1,150	(75)	(6.5)%

On a linked quarter basis, noninterest income decreased $71,000 or 6%. Excluding gains (losses) on the sale of securities, noninterest income decreased $116,000 or 10%. Decreases in service charges were driven by lower overdraft fee income while the decrease in other income is due to income earned on individual loan swap transactions during the fourth quarter of 2013. Brokerage fee income was down 12% from the record fourth quarter 2013 results.

For the three months ended March 31, 2014, noninterest income decreased $75,000, or 7%, compared to the same period last year. Excluding gains on the sale of securities, noninterest income decreased $14,000 or 1% compared to the same period last year. The decline in mortgage fee income drove the overall reduction in total noninterest income, however, the decline was partially offset by increases in service charges and other income. Increased overdraft fees contributed to the improvement in service charge income while the increase in other income was driven by increased letter of credit fee income. Annualized total noninterest income, exclusive of gains realized on the sale of securities, was 0.55% of average earning assets for the period compared to 0.61% in the prior year.

NONINTEREST EXPENSE

| | | | For the Three Months Ended | | | | | |
| | | | *Dollars in thousands* | | | | | |
	3/31/2014	12/31/2013	$	%	3/31/2013	$	%
Noninterest expense:							
Compensation expense	$ 3,086	$ 3,180	(94)	(3.0)%	$ 2,960	126	4.3 %
Occupancy and equipment expense	490	499	(9)	(1.8)%	463	27	5.8 %
Data processing expense	403	397	6	1.5 %	366	37	10.1 %
Insurance expense	221	227	(6)	(2.6)%	192	29	15.1 %
Professional fees	138	318	(180)	(56.6)%	163	(25)	(15.3)%
Foreclosed asset expense, net	158	852	(694)	(81.5)%	172	(14)	(8.1)%
Other operating expense	837	909	(72)	(7.9)%	800	37	4.6 %
Total noninterest expense	$ 5,333	$ 6,382	(1,049)	(16.4)%	$ 5,116	217	4.2 %

On a linked quarter basis, noninterest expense declined by $1,049,000 or 16%, driven by an 82% reduction in foreclosed asset expense and a 57% reduction in professional fees. The reduction in foreclosed asset expense is driven by lower general and maintenance expenses as well as $0 in valuation adjustments for the first quarter of 2014 as compared to a $505,000 valuation adjustment in the fourth quarter of 2013. The reduction in professional fees is due to decreased litigation costs. Gutshall commented, *"Senior management remains keenly focused on noninterest expense management. We anticipate further reductions in our noninterest expenses in the coming quarters primarily in the foreclosed asset expense line item as we complete the pending foreclosed asset sales described earlier."*

For the three months ended March 31, 2014, noninterest expense increased $217,000 or 4% as compared to the $5,116,000 recorded for the quarter ended March 31, 2013. The Company's efficiency ratio for the first quarter of 2014 was 65.36% as compared to 65.38% for the same quarter last year. (The efficiency ratio is computed by dividing noninterest expenses by the sum of fully taxable equivalent net interest income and fully taxable equivalent noninterest income, less gains (losses) on the sale of securities). The increase in compensation expense is primarily the result of equity and merit increases for all employees which went into effect January 1, 2014 as well as increased expense associated with the Company's supplemental retirement plan. Occupancy and equipment expense increased as anticipated due to the new Bonsack branch which opened during the fourth quarter of 2013. Increased customer transactions across all business lines drove the increase in data processing expense while increased premiums on our bonds and property insurance as well as new blanket policies for our commercial and residential real estate portfolios contributed to the increase in insurance expense for the quarter.

About Valley Financial Corporation

Valley Financial Corporation is the holding company for Valley Bank, which opened in 1995 and engages in a general commercial and retail banking business in the Roanoke Valley, emphasizing the needs of small businesses, professional concerns and individuals. Valley Bank currently operates from nine full-service offices at 36 Church Avenue, 110 McClanahan Street, 1518 Hershberger Road, 3850 Keagy Road (near Lewis-Gale Hospital), 1327 Grandin Road in Roanoke City, 4467 Starkey Road and 4003 Challenger Avenue in Roanoke County, 8 East Main Street in the City of Salem and 1003 Hardy Road in the Town of Vinton. Additionally, the Bank operates its wealth management subsidiary, Valley Wealth Management Services, Inc. at 36 Church Avenue in Roanoke City and its Mortgage Office at 3565 Electric Road, SW, Suite J in Roanoke County.

The Bank's Internet site at www.myvalleybank.com is available for online banking and extensive investor information.

The Common Stock of Valley Financial Corporation is traded on the NASDAQ Capital Market under the symbol VYFC.

Non-GAAP Financial Measures

This report refers to the overhead efficiency ratio, which is computed by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income excluding gains or losses on securities, fixed assets and foreclosed assets. This is a non-GAAP financial measure that we believe provides investors with important information regarding our operational efficiency. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently. Such information is not in accordance with generally accepted accounting principles in the United States (GAAP) and should not be construed as such. Management believes such financial information is meaningful to the reader in understanding operating performance, but cautions that such information not be viewed as a substitute for GAAP. Valley Financial Corporation, in referring to its net income, is referring to income under GAAP.

The reconciliation of tax-equivalent net interest income, which is not a measurement under GAAP, to net interest income, is reflected in the table below.

	Three months ended		
In Thousands	March 31, 2014		March 31, 2013
Net interest income, non tax-equivalent	$ 6,910	$	6,586
Less: tax-exempt interest income	(189)		(140)
Add: tax-equivalent of tax-exempt interest income	286		212
Net interest income, tax-equivalent	$ 7,007	$	6,658

Forward Looking Statements

Information in this press release contains "forward-looking statements." These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the effects of future economic conditions, governmental fiscal and monetary policies, legislative and regulatory changes, the risks of changes in interest rates and the effects of competition. Additional factors that could cause actual results to differ materially are discussed in Valley Financial Corporation's recent filings with the Securities and Exchange Commission, included but not limited to its Annual Report on Form 10-K and its other periodic reports.

VALLEY FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

	(Unaudited)	(Audited)
Assets	**March 31, 2014**	**December 31, 2013**
Cash and due from banks	$ 9,272	$ 11,404
Interest bearing deposits	15,290	4,958
Total cash and cash equivalents	24,562	16,362
Securities available for sale	180,654	159,861
Securities held to maturity (fair value 3/31/14: $22,193; 12/31/13: $22,471)	21,507	21,992
Loans, net of allowance for loan losses, 3/31/14: $6,425; 12/31/13: $7,200	578,332	563,160
Foreclosed assets	19,766	19,705
Premises and equipment, net	9,569	9,722
Bank owned life insurance	19,037	18,872
Accrued interest receivable	2,585	2,576
Other assets	12,712	13,096
Total assets	**$ 868,724**	**$ 825,346**
Liabilities and Shareholders' Equity		
Liabilities:		
Non-interest bearing deposits	$ 23,279	$ 21,237
Interest bearing deposits	674,452	655,798
Total deposits	697,731	677,035
Securities sold under agreements to repurchase	22,178	22,397
FHLB borrowings	63,000	43,000
Junior subordinated debentures	27,446	27,476
Accrued interest payable	400	424
Other liabilities	5,640	6,094
Total liabilities	816,395	776,426
Shareholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding at March 31, 2014 and December 31, 2013	—	—
Common stock, no par value; 10,000,000 shares authorized; 4,817,585 shares issued and outstanding at March 31, 2014 and 4,787,605 shares issued and outstanding at December 31, 2013	22,963	22,626
Retained earnings	32,220	30,897
Accumulated other comprehensive income	(2,854)	(4,603)
Total shareholders' equity	52,329	48,920
Total liabilities and shareholders' equity	**$ 868,724**	**$ 825,346**

VALLEY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended (Unaudited)	
	3/31/2014	3/31/2013
Interest income		
Interest and fees on loans	$ 6,778	$ 6,840
Interest on securities - taxable	1,038	700
Interest on securities - nontaxable	189	140
Interest on deposits in banks	3	6
Total interest income	8,008	7,686
Interest expense		
Interest on deposits	564	682
Interest on borrowings	534	418
Total interest expense	1,098	1,100
Net interest income	6,910	6,586
Provision for loan losses	518	195
Net interest income after provision for loan losses	6,392	6,391
Noninterest income		
Service charges on deposit accounts	452	415
Mortgage fee income	92	183
Brokerage fee income, net	247	240
Bank owned life insurance income	165	165
Realized gain on sale of securities	7	68
Other income	112	79
Total noninterest income	1,075	1,150
Noninterest expense		
Compensation expense	3,086	2,960
Occupancy and equipment expense	490	463
Data processing expense	403	366
Insurance expense	221	192
Professional fees	138	163
Foreclosed asset expense, net	158	172
Other operating expense	837	800
Total noninterest expense	5,333	5,116
Income before income taxes	2,134	2,425
Income tax expense	618	732
Net income	$ 1,516	$ 1,693
Preferred dividends and accretion of discounts on warrants	—	227
Net income available to common shareholders	$ 1,516	$ 1,466

VALLEY FINANCIAL CORPORATION
FINANCIAL HIGHLIGHTS
(Unaudited)

	Three Months Ended		
	3/31/2014		3/31/2013
PER COMMON SHARE			
Earnings per share - basic	$ 0.32	$	0.31
Earnings per share - diluted	$ 0.31	$	0.30
Tangible book value per share	$ 10.86	$	10.68
FINANCIAL RATIOS			
Return on average assets	0.73%		0.89%
Return on average shareholders' equity	11.24%		10.74%
Net interest margin (FTE)[1]	3.64%		3.82%
Efficiency - Consolidated	65.36%		65.38%
Net charge-off to average loans	0.22%		0.00%
Total risk based capital - Consolidated	14.05%		14.60%
Total risk based capital - Bank only	13.94%		14.34%
ALLOWANCE FOR LOAN LOSSES *(in thousands)*			
Beginning balance	$ 7,200	$	8,060
Provision for loan losses	518		195
Charge-offs	(1,316)		(60)
Recoveries	23		75
Ending balance	$ 6,425	$	8,270
ASSET QUALITY RATIOS			
Nonperforming assets to total assets	2.92%		4.27%
Allowance for loan losses to total loans	1.10%		1.51%
Allowance for loan losses to nonaccrual loans	276.5%		96.4%
COMPOSITION OF RISK ASSETS *(in thousands)*			
Nonperforming assets:			
Loans 90 days past due and accruing interest	$ 349	$	—
Nonaccrual loans	2,324		8,582
Accruing Troubled Debt Restructurings	2,885		2,924
Foreclosed assets	19,766		22,376
Total nonperforming assets	$ 25,324	$	33,882

[1] The net interest margin is calculated by dividing the tax equivalent net interest income by total average earning assets. The reconciliation of tax-equivalent net interest income, which is not a measurement under GAAP, to net interest income, is reflected in the table in "Non-GAAP Financial Measures."